Exhibit D-1

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2025 on Form 18-K filed with the SEC on September 22, 2026, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2025, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2025.

GENERAL

In 2025, the Republic’s GDP increased by 3.7% compared to the previous year. In 2024, the Republic’s GDP increased by 3.5% compared to the previous year. In 2023, the Republic’s GDP increased by 4.5% compared to the previous year. See “ — Economic Developments” for more information.

The Republic’s GDP increased by 2.6% in the first quarter of 2026 compared with the same quarter of 2025. The Republic’s GDP increased by 2.3% in the second quarter of 2026 compared with the same quarter of 2025. See ” — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of September 14, 2026:

Number of Seats
Justice and Development Party (AKP)	280
YENİ Party	91
Peoples’ Equality and Democracy Party (DEM)	56
Nationalist Action Party (MHP)	46
Republican People’s Party (CHP)	44
İYİ Party	27
New Path Party (YYP)	20
Free Cause Party (HÜDA PAR)	4
New Welfare Party (YRP)	3
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	11

Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

NATO

On July 7-8, 2026, the 36th NATO Heads of State and Government Summit took place in Ankara.

On July 8, 2026, Turkish President Recep Tayyip Erdoğan called for the removal of restrictions on defense cooperation among NATO allies. President Erdogan stressed that even as European allies assume greater responsibility for the continent’s defense, they should avoid policies that could weaken NATO’s unity or transatlantic ties. President Erdogan said that Türkiye has taken measures to raise the ratio of defense spending to 3.5% of GDP before 2030.

On July 8, 2026, Turkish Foreign Minister Hakan Fidan stressed that NATO members should focus not only on burden-sharing but also on building a shared ecosystem. Minister Fidan added that defense industry agreements within the bloc are of tremendous importance for the future of Turkish defense industry.

The United States

On July 7, 2026, U.S. President Donald Trump said that the United States will remove CAATSA sanctions on Türkiye, during a meeting with Turkish President Erdogan on the sidelines of NATO summit in Ankara. On the F-35 fighter jet program, Trump said he would consider restoring sales to Türkiye. President Trump expressed optimism that a settlement of Russia-Ukraine war is possible soon, highlighting that President Erdogan is currently assisting with mediation efforts between Moscow and Kyiv.

Canada

On July 7, 2026, Türkiye and Canada announced that they have formally launched negotiations on a free trade agreement aimed at deepening their economic partnership. The announcement came after Turkish President Recep Tayyip Erdogan and Canadian Prime Minister Mark Carney met on the sidelines of the NATO summit in Ankara on July 7.

The United Kingdom

On July 8, 2026, Turkish President Recep Tayyip Erdogan and then-British Prime Minister Keir Starmer signed a Security and Defense Partnership document between Türkiye and the United Kingdom during talks on the sidelines of the NATO summit in Ankara, while discussing bilateral relations as well as regional and global developments.

The EU

On April 20, 2026, European Commission President Ursula von der Leyen said that the EU must succeed in completing the European continent so that it does not fall under Russian, Turkish or Chinese influence. On April 24, 2026, Turkish Foreign Minister Hakan Fidan called the comments unfortunate, adding that necessary communication was established and the issue has been resolved. On May 4, 2026, Turkish President Recep Tayyip Erdoğan called on the EU to refrain from actions and rhetoric that could undermine Ankara’s constructive stance, adding that Brussels should praise it. The Turkish President noted that the EU’s “strategic myopia” toward Türkiye persists across many of the bloc’s institutions, and he urged the bloc to recognize that it cannot be a global actor or a center of attraction without Türkiye as a full member.

On May 9, 2026, Turkish President Recep Tayyip Erdoğan said that a European architecture that does not include Türkiye in its rightful place would remain incomplete and vulnerable in managing crises, in a message marking Europe Day. President Erdoğan noted that the EU’s founding principles, established 76 years ago, are now being tested by multiple global crises, including wars, political instability, and economic challenges. President Erdoğan also emphasized that Türkiye is committed to advancing its relations with the EU on a win-win basis based on mutual obligations and a full membership perspective, adding that Türkiye expects the bloc to show the same sincere will.

On May 11, 2026, Turkish President Recep Tayyip Erdoğan said that recent regional developments have once again highlighted the geopolitical importance of Türkiye-European Union relations, stressing that updating the Customs Union in line with current conditions is a key area necessitating swift progress on the path toward Türkiye’s full EU membership.

Russia and Ukraine

On April 22, 2026, Turkish President Recep Tayyip Erdoğan stated during a meeting with NATO Secretary-General Mark Rutte that Türkiye is making efforts to revive negotiations between Russia and Ukraine and bring together the leaders of the warring sides, and that Türkiye was working to end the Ukraine-Russia war through negotiations and reach lasting peace, just as it is trying with regards to Iran.

On July 14, 2026, the Ukrainian Parliament adopted the draft law approving the Free Trade Agreement (FTA), which was signed between Türkiye and Ukraine on February 3, 2022. On July 17, 2026, Turkish Foreign Minister Hakan Fidan described the free trade agreement as an important milestone that would create new opportunities for the business communities of both countries and elevate their economic partnership.

South Caucasus

On May 4, 2026, Türkiye’s Vice President Cevdet Yılmaz attended the European Political Community summit in Yerevan, becoming the highest-level Turkish official to visit Armenia since 2008. The two countries signed a memorandum of understanding to jointly restore the ancient Ani Bridge. The agreement was announced following a meeting between Vice President Yılmaz and Armenian Prime Minister Nikol Pashinyan on the sidelines of the summit. Vice President Yılmaz emphasized that progress is being made day by day in Azerbaijan-Armenia relations, adding that parallel efforts by Türkiye and Armenia are creating a new atmosphere in the South Caucasus. Vice President Yılmaz stressed that everyone living in the region will benefit as peace and normalization are achieved.

Palestine

On August 12, 2026, Turkish President Recep Tayyip Erdogan met his Palestinian counterpart Mahmoud Abbas in Ankara. In their joint news conference, President Erdogan said that supporting Palestine is a shared responsibility of all humanity. President Erdogan said Türkiye continues to advance the Palestinian cause on the basis of a two-state solution, in consultation with its Palestinian counterparts. President Erdogan also called for the necessary conditions to be established as soon as possible to launch the reconstruction and rebuilding process in Gaza and ensure security in the enclave.

Africa

On May 7, 2026, Türkiye and Algeria signed 13 agreements spanning trade, transportation, media, disaster management and industrial cooperation in the presence of Turkish President Recep Tayyip Erdoğan and Algerian President Abdelmadjid Tebboune, following the first meeting of the High-Level Strategic Cooperation Council in Ankara.

Antalya Diplomacy Forum

On April 19, 2026, Turkish Foreign Minister Hakan Fidan said that Antalya Diplomacy Forum brought together thousands of participants, including global leaders and served as a key platform for addressing major international crises. Minister Fidan noted that 23 heads of state and government, 13 deputy leaders, and 50 government ministers attended the event alongside representatives from 150 countries and 66 international organizations.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of September 10, 2026, 2,214,440 Syrians continue to reside in Türkiye pursuant to grants of temporary protection.

Mecca Joint Defence Agreement

On August 7, 2026, Türkiye, Saudi Arabia and Pakistan signed the Mecca Joint Defence Agreement in Mecca, Saudi Arabia. The agreement provides for mutual defense cooperation among the three countries and stipulates that an armed attack against any one of the parties shall be considered an armed attack against all three parties. Turkish officials stated that the agreement is defensive in nature and is not directed against any particular country.

On August 31, 2026, Turkish Foreign Minister Hakan Fidan said that the Mecca Defence Agreement has launched a process to establish a new security and cooperation architecture in the region. Minister Fidan said that the agreement allows other countries to join the alliance, but discussions would be needed with both prospective members and existing members on the conditions, procedures and standards for accession. Minister Fidan stressed that the alliance is not directed against any country and is open to all regional states that respect its core principles.

Shanghai Cooperation Organization

On August 31 – September 1, Turkish President Recep Tayyip Erdoğan joined the Shanghai Cooperation Organisation Summit in Bishkek, Kyrgyzstan.

On September 1, 2026, Turkish President Recep Tayyip Erdoğan stated Türkiye will strive to advance its cooperation with the Shanghai Cooperation Organization, which it see as a rising star, in every field during the SCO Plus meeting.

On September 7, 2026, Turkish President Recep Tayyip Erdoğan stated that Türkiye would continue developing its ties with the Shanghai Cooperation Organization, which he described as complementary to the UN. President Erdogan stressed that Türkiye is making efforts to advance cooperation with all countries through an approach that places Türkiye and Türkiye’s interests at the center of its foreign policy.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 27,091 billion, TL 44,676 billion and TL 63,241 billion in 2023, 2024 and 2025, respectively.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2024 Q4	2025 Q1	2025 Q2	2025 Q3	2025 Q4	2026 Q1	2026 Q2
1.	A- Agriculture, forestry and fishing	5.2	2.4	3.8	8.8	4.7	2.6	4.2
2.	BCDE- Industry	19.3	18.8	18.6	17.4	18.1	18.0	18.6
3.	F- Construction	5.4	5.9	6.6	6.0	5.2	5.4	6.0
4.	GHI- Services	25.5	23.5	25.4	23.8	24.7	23.0	24.5
5.	J- Information and communication	2.9	2.4	2.6	2.5	3.0	2.5	2.7
6.	K- Financial and insurance activities	2.8	4.0	3.8	3.7	3.3	4.0	3.7
7.	L- Real estate activities	7.7	9.9	9.5	9.3	9.6	10.9	10.2
8.	MN- Professional, administrative and support service activities	6.1	5.4	5.5	4.8	6.1	5.3	5.4
9.	OPQ- Public administration, education, human health and social work activities	10.9	13.7	11.3	11.2	10.6	14.3	12.5
10.	RST- Other service activities	2.5	2.9	1.8	1.6	2.5	3.2	2.0
11.	Sectoral total	88.2	89.0	88.8	89.1	87.9	89.2	89.9
12.	Taxes-Subsidies	11.8	11.0	11.2	10.9	12.1	10.8	10.1
	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
	(in %)
2021	8.0	22.4	8.2	10.4
2022	7.8	7.6	4.1	3.3
2023	4.0	4.6	6.5	4.9
2024	5.3	2.3	2.8	3.2
2025	2.5	4.7	3.8	3.4
2026	2.5	2.3

Source: TURKSTAT

In August 2026, the Republic’s monthly CPI increased by 1.84% and domestic PPI increased by 2.57% compared to the previous month. In August 2026, the Republic’s annual CPI and domestic PPI increased by 31.51% and 27.95%, respectively, as compared to the same month of the previous year.

On September 16, 2026, the Government offered an interest rate of 38.73% for its 1673-day TL denominated fixed coupon bond issuance compared to 37.63% for its 1764-day TL denominated fixed coupon Government Bond on September 10, 2025.

The industrial production index decreased by 0.3% in July 2026 compared to the same month of the previous year.

In July 2026, the seasonally adjusted unemployment rate increased by 0.5 percentage points to 8.1% compared to the previous month. In July 2026, the seasonally adjusted employment rate decreased by 0.6 percentage points to 48.3% and the number of employed people decreased by 388,000 to 32,362 million compared to the previous month.

The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2026	Unemployment Rate (%)	Unemployment (thousands)
January	8.1	2,830
February	8.4	2,961
March	8.1	2,858
April	8.1	2,854
May	8.1	2,856
June	7.6	2,688
July	8.1	2,860

Source: TURKSTAT

On September 6, 2026 the Medium-Term Program (MTP) for the period covering 2027-2029 was announced. The MTP outlines key economic targets for the upcoming years. According to the MTP, the Turkish government aims to increase GDP growth to 3.3% in 2026, 4.2% in 2027, 4.6% in 2028, and 5% in 2029. Inflation was expected to be 21% by the end of 2027, 13.5% in 2028, and 9% in 2029. The budget deficit is projected to be 3.5% of GDP in 2027 and 2.8% at the end of the program period. The unemployment rate was projected to be 8.1% at the end of 2026, with a target of 8.0% for 2027, 7.8% for 2028, and 7.6% for 2029.

TOURISM

In 2025, the number of foreign visitors visiting the Republic increased by 0.28% to 52,775,055 people compared to the previous year. In July 2026, the number of foreign visitors visiting the Republic decreased by 0.27% to 7,096,564 people compared to the same month in 2025. In the second quarter of 2026, tourism revenues decreased by 2.6% compared to the same period of 2025 and declined to U.S.$15,865,339,000. In 2025, tourism income increased by 6.8% compared to the previous year and reached U.S.$65,230,749,000.

EMPLOYMENT AND WAGES

In 2025, the total civilian employment was 32.566 million and the labor force participation rate was at 53.5%, which represented a 0.7 percentage point decrease compared to the previous year. In July 2026, the seasonally adjusted total civilian employment was 32.362 million and the seasonally adjusted labor force participation rate was at 52.5% with 0.4 percentage point decrease compared to the previous month.

As of August 2026, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 851.139 billion.

As of August 2026, 71.82% of the Unemployment Insurance Fund was invested in bonds, and 27.75% of the assets was held in deposits.

As of August 2026, there were 400 pension funds offered to the public. As of June 30, 2026, the total net asset value of these funds increased to approximately TL 2.615 billion from approximately TL 1.715 billion in August 2025.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2026, the trade balance posted a deficit of U.S.$7.343 billion, with a 13.6% increase compared with July 2025. In July 2026, total goods imported (c.i.f.), including gold imports, increased by 5.1% compared with the same period in 2025, reaching U.S.$32.966 billion. In July 2026, the import of capital goods, which are used in the production of physical capital, decreased by 11.5% compared with the same period in 2025; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 11.8% compared with the same period in 2025; and the import of consumption goods decreased by 1.3% compared to the same period in 2025. In July 2026, total goods exported (f.o.b.), increased by 2.9% to U.S.$25.623 billion, as compared to approximately U.S.$24.909 billion during the same period of 2025. As of July 2026, 12 months rolling total exports (f.o.b.) were approximately U.S.$278.5 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2025 amounted to U.S.$273.3 billion and U.S.$365.4 billion, respectively. According to provisional data, direct investment recorded net outflow of U.S.$514 million in July 2026. Specifically, non-residents recorded a net inflow of U.S.$1,154 million and residents’ external assets increased by U.S.$640 million. The following table summarizes the balance of payments of Türkiye for the period indicated:

July 2026*
(in millions of U.S. Dollars)
CURRENT ACCOUNT	36
Trade Balance	-5,579
Goods Exports	25,185
Goods Imports	30,764
Services	8,228
Primary Income	-2,557
Secondary Income	-56
CAPITAL ACCOUNT	-107
FINANCIAL ACCOUNT	549
Direct Investment: Net acquisition of financial assets	640
Direct Investment: Net incurrence of liabilities	1,154
Portfolio Investment: Net acquisition of financial assets	2,770

July 2026*
(in millions of U.S. Dollars)
Portfolio Investment: Net incurrence of liabilities	8,611
Other Investment: Net acquisition of financial assets	-446
Other Investment: Net incurrence of liabilities	7,202
RESERVE ASSETS	14,252
NET ERRORS AND OMISSIONS	620

*	Analytic Presentation

In June 2026, the volume of crude oil imports decreased by 9.07% to 2,657,324 tons compared to June 2025. In June 2026, natural gas imports decreased by 6.19% to 3,059.66 million cubic meters compared to 3,261.69 million cubic meters in June 2025. In June 2026, liquefied petroleum gas imports decreased by 8.40% to 265,447.70 tons compared to 289,790.68 tons in June 2025.

As of September 11, 2026, total gross international reserves were U.S.178,724 million. As of September 11, 2026, gold reserves were U.S.$110,280 million and the Central Bank gross foreign exchange reserves were U.S.$60,676 million as of September 11, 2026. As of September 11, 2026, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank decreased by 2.2% to U.S.$68,605 million. As of September 11, 2026, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$38,349 million.

As of September 11, 2026, the Central Bank held approximately TL 488.159 billion in public sector deposits.

MONETARY POLICY

On August 13, 2026, the CBRT released its third Inflation Report of 2026, revising the year-end 2026 forecast to 28%, with projections of 15% for 2027 and 9% for 2028.

On September 14, 2026, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 48.5343 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2025**
Turkish Lira per U.S. Dollar	35.7
Turkish Lira per euro	37.1
Turkish Lira per 100 Japanese Yen	23.0
Turkish Lira per Currency Basket*	36.45

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2025.

Source: Central Bank

In the most recent Monetary Policy Committee meeting on September 10, 2026, the Committee decided to keep the policy rate (the one-week repo auction rate) at 37%. The Committee also maintained the Central Bank overnight lending rate and the overnight borrowing rate at 40.0% and 35.5% respectively. The Committee stated that despite monthly fluctuations, recent inflation figures and leading indicators suggest that the underlying trend of inflation is decelerating. Data on economic activity as well as the limited pass-through of supply shocks to domestic prices confirm the weakness in domestic demand. On the other hand, elevated energy prices amid geopolitical developments pose an upward risk to the inflation outlook. The Committee also stated that the impact of geopolitical developments on the inflation outlook through the cost channel, economic activity and expectations is closely monitored.

The tight monetary policy stance, which will be maintained until price stability is achieved, will strengthen the disinflation process through demand, exchange rate, and expectation channels. The Committee will determine the policy rate by taking into account realized and expected inflation and its underlying trend in a way to ensure the tightness required by the projected disinflation path in line with the interim targets. Monetary policy decisions are made prudently on a meeting-by-meeting basis on the inflation outlook. In case of a significant and persistent deterioration in the inflation outlook, monetary policy stance will be tightened. The Committee reiterated that it remains highly attentive to upside risks on inflation. The next meeting of the Committee is scheduled for October 22, 2026.

As of September 4, 2026, the Central Bank’s international reserve level was approximately U.S.$184.2 billion.

BANKING SYSTEM

As of July 2026, the banking system in the Republic had a capital adequacy ratio of 16.61% and a relatively low non-performing loan ratio of 2.86%.

As of July 2026, the loan to deposit ratio and return on average assets of the banking sector were 92.51% and 1.50%, respectively.

PUBLIC FINANCE AND BUDGET

In August 2026, the Central Government consolidated budget expenditures were approximately TL 1,642.06 billion (compared to approximately TL 1,191.37 billion during the same month of 2025), the Central Government consolidated budget revenues were approximately TL 1,654.91 billion (compared to approximately TL 1,288.07 billion during the same month of 2025), the Central Government consolidated budget surplus was approximately TL 12.85 billion (compared to a surplus of approximately TL 96.71 billion during the same month of 2025), and the Central Government consolidated primary budget surplus was approximately TL 209.93 billion (compared to a surplus of approximately TL 276.44 billion during the same month of 2025).

The following table sets forth the details of the Central Government budget for the periods indicated:

	2023	2024	2025	2026 (August)
Budget Expenditures	6,588,016	10,780,614	14,634,607	1,642,058
1-Excluding Interest	5,913,401	9,510,159	12,580,225	1,444,981
Compensation of Employees	1,324,584	2,666,027	3,633,949	430,261
Social Security Contributions	185,783	332,217	454,402	54,206
Purchase of Goods and Services	453,895	747,046	1,069,751	110,451
Current Transfers	2,373,847	3,863,915	5,408,369	624,735
Capital Expenditures	544,011	944,083	1,343,606	129,637
Capital Transfers	858,256	640,357	360,136	55,017
Lending	173,025	316,513	310,013	40,676
2-Interest	674,615	1,270,455	2,054,382	197,076
Budget Revenues	5,207,566	8,672,832	12,835,477	1,654,910
1-General Budget Revenues	5,097,258	8,443,014	12,496,074	1,620,763
Taxes	4,501,109	7,305,279	11,049,467	1,473,311
Property Income	133,137	135,666	200,146	12,335
Grants and Aids and Special Revenues	24,987	165,866	117,248	5,398
Interest, Shares and Fines	413,162	792,085	1,079,884	127,766
Capital Revenues	17,507	32,390	45,068	1,928
Collections from Loans	7,356	11,727	4,261	26
2-Special Budget Institutions	85,135	185,839	272,714	27,999
3-Regularity & Supervisory Institutions	25,174	43,979	66,689	6,149
Budget Balance	-1,380,450	-2,107,782	-1,799,130	12,852
Balance Excluding Interest	-705,835	-837,327	255,252	209,929

Source: Ministry of Treasury and Finance (million TL)

According to the MTP covering the period 2027-2029, the primary surplus/GDP projections are 0.1% for 2027, 0.4% for 2028 and 0.6% for 2029.

PRIVATIZATION

As of September 15, 2026, the privatization implementations of Türkiye amounted to approximately U.S.$1.92 billion in 2025 and approximately U.S.$2.08 billion in 2026.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$75.60 billion as of September 15, 2026.

DEBT

As of August 2026, the average maturity of the Republic’s domestic cash borrowing was 30.8 months, as compared to 34.1 months as of August 2025. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 33.85% as of August 2026, compared to 38.85% as of August 2025.

The total gross outstanding external debt of the Republic was approximately U.S.$538,956 million (at then-current exchange rates) at the end of the second quarter of 2026. The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2025 Q1	2025 Q2	2025 Q3	2025 Q4	2026 Q1	2026 Q2
GROSS EXTERNAL DEBT	469,225	485,293	501,364	522,732	520,874	538,956
SHORT-TERM	169,033	170,389	166,738	167,462	166,586	170,722
Public Sector	38,641	37,588	36,780	38,343	36,392	37,364
Central Bank	30,165	29,335	27,752	24,965	24,252	23,094
Private Sector	100,227	103,466	102,206	104,154	105,942	110,264
LONG-TERM	300,192	314,904	334,626	355,270	354,288	368,234
Public Sector	138,259	139,906	151,061	159,913	155,218	160,546
Central Bank	0	0	0	0	0	0
Private Sector	161,933	174,998	183,565	195,357	199,070	207,688

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 23.1% in the first quarter of 2026. The Republic also maintains a cash balance to cover its financing needs. As of September 11, 2026, the Republic’s cash account with CBRT was approximately TL 763 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2026, the Republic’s primary pillars of borrowing strategies were:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2021	2022	2023	2024	2025		2026
Nominal GDP (in billions of TL)	7,434	15,326	27,091	44,676	63,241		36,967	*
Real GDP Growth (%)	11.8	5.4	5.0	3.5	3.7		2.3	*
Unemployment (%)	12.0	10.4	9.4	8.7	8.4		8.1	**
Consumer Price Index (%)	36.08	64.27	64.77	44.38	30.89		31.51	***
Domestic Producer Price Index (%)	79.89	97.72	44.22	28.52	27.67		27.95	***
Current Account Balance (in millions of U.S.$)	-7,068	-46,668	-41,821	-13,589	-30,130		-34,830	**
Central Government External Debt Stock (in millions of U.S.$)	109,732	113,716	119,609	121,790	128,308		131,174	**
Public Sector Borrowing Requirement/GDP (%)	2.54	2.38	5.62	5.8	3.5	†	3.1	†

*	Second quarter of 2026. Nominal GDP figures represent the cumulative nominal GDP for the first half of the year (Q1 + Q2).
**	As of July 2026. Unemployment data for July 2026 is seasonally adjusted.
***	As of August 2026.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From July 14, 2026 to September 14, 2026, the İstanbul Stock Exchange National 100 Index (“BIST 100”) increased by 1.48%. The BIST 100 experienced significant volatility between September 15-18, 2026, and the Capital Markets Board froze trading in funds run by seven asset managers and ordered 130 funds to be liquidated amidst suspected manipulation in certain thinly-traded stocks. 38 people have been referred to prosecutors in connection with this suspected market manipulation.